GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8525 E. Orchard Road
Greenwood Village, CO 80111

October 24, 2014

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Great-West Life & Annuity Insurance Company (“Great-West”) COLI VUL-2 Series Account (“Registrant”)
Post-Effective Amendment No. 30 to Registration Statement on Form N-6 (“Amendment”);
Request for Withdrawal of Post-Effective Amendment
File Nos. 333-70963; 811-09201

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, and on behalf of Great-West and Registrant, we hereby request withdrawal of the above referenced Amendment which was filed on October 22, 2014 (accession no. 0001075796-14-000018).  We request withdrawal of the Amendment due to an inadvertent EDGAR submission error. Registrant has already re-filed the Amendment (accession no. 0001075796-14-000021). This Amendment is not yet effective and Registrant confirms that no securities were sold in connection with this Amendment.

Please direct any question or comment to me at 303-737-3821 or to Ann B. Furman of Carlton Fields Jorden Burt LLP at 202-965-8130.

COLI VUL 2 Series Account (Registrant)

By: /s/ Julie J. Collett

Julie J. Collett
Lead Counsel

Cc: Patrick Scott, Division of Investment Management, Disclosure Review Office